Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis (“MD&A”) was prepared as at May 11, 2009 and should be read in conjunction with the interim unaudited consolidated financial statements for the three months ended March 31, 2009 and the audited consolidated financial statements for the year ended December 31, 2008, and the advisories set out below. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

I.      ADVISORIES

FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks (collectively, “forward-looking statements”) under the meaning of applicable securities laws, including Canadian Securities Administrators’ National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities.  Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct.  There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company’s business.  These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton.  Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this MD&A solely for the purpose of generally disclosing Compton’s views of its prospective activities.  Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law.  Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement.  The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

NON-GAAP FINANCIAL MEASURES

Included in the MD&A and elsewhere in this report are references to terms used in the oil and gas industry such as funds flow from operations, funds flow per share, adjusted operational earnings, adjusted EBITDA, and field netback. These terms are not defined by GAAP in Canada and consequently are referred to as non-GAAP measures. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.

Funds flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Company’s performance or liquidity.  Funds flow from operations is used by Compton to evaluate operating results and the Company’s ability to generate cash to fund capital expenditures and repay debt.

Adjusted operational earnings represents net earnings excluding certain items that are largely non-operational in nature and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP. Adjusted operational earnings is used by the Company to facilitate comparability of earnings between periods.

Adjusted EBITDA is a non-GAAP measure defined as net earnings, before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other gains and losses.

Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback less general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance.  Field netback and funds flow netback do not have a standardized meaning as prescribed by Canadian GAAP and, therefore, may not be directly comparable to similar measures presented by other issuers.

USE OF BOE EQUIVALENTS

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent (“boe”) basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil.  The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants.  We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip.  However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

II.	OUR BUSINESS

Compton Petroleum Corporation is an independent, public company actively engaged in the exploration for, and development and production of, natural gas, natural gas liquids, and crude oil in western Canada. The majority of our operations are located in the deep basin fairway of the Western Canada Sedimentary Basin in the province of Alberta. Our primary focus is on natural gas and approximately 86% of our reserves and 84% of our production is natural gas.

III.	RESULTS OF OPERATIONS

SUMMARY

The continued deterioration of global economic activity, financial market uncertainties, reduced demand for crude oil and natural gas, and resulting weak commodity prices have had an impact on our first quarter 2009 operating results. Additionally, in response to these circumstances, we have adopted a more defensive, measured and flexible investment approach that is reflected in our first quarter activities and our plans for the remainder of 2009. Our overall strategy during this period of uncertainty is that of positioning the Company such that, once the economic recovery occurs, we will have the ability to develop and realize on the opportunities inherent in our asset base.

During the first quarter of 2009 and continuing during the year, we will focus on addressing our capital structure and those areas within our control. We have initiated a corporate restructuring process with a concentrated emphasis on improving capital efficiencies and reducing our internal cost structures, which is starting to be realized. Results for the quarter include:
•	Generated funds flow from operations of $22.0 million, or $0.18 per diluted share
•	Adjusted operational earnings were a loss of $2.2 million
•	Achieved first quarter 2009 average production of 23,194 boe/d, a decrease due to property dispositions and declines
•	Incurred capital expenditures of $16.6 million and achieved 100% drilling success rate from new wells in the quarter

Three months ended March 31,	2009	2008

Funds flow from operations (1) (2) ($000s)	$22,041	$67,589
Per share: basic	$0.18	$0.52
diluted	$0.18	$0.51
Adjusted operational earnings (loss) (1) (2)	$(2,238)	$19,348
Net earnings (loss) ($000s)	$(17,368)	$1,619
Per share: basic	$(0.14)	$0.01
diluted	$(0.14)	$0.01
Field netback (per boe) (1) (2)	$20.87	$31.94
(1)	Funds flow from operations, adjusted operational earnings (loss) and field netback are non-GAAP measures and are addressed elsewhere in detail in this MD&A
(2)	Prior periods have been revised to conform to current period presentation

CASH FLOW FROM OPERATING ACTIVITIES AND FUNDS FLOW FROM OPERATIONS

The following schedule sets out the determination of funds flow from operations and reconciles funds flow from operations with cash flow from operating activities. Funds flow from operations is a non-GAAP measure used by the Company to evaluate the Company’s ability to generate funds for operational activities.

Three months ended March 31, ($000s)	2009	2008

Operating activities
Net earnings (loss)	$(17,368)	$1,619
Amortization and other	420	(107)
Depletion and depreciation	35,558	41,807
Accretion of asset retirement obligations	736	812
Unrealized foreign exchange and other (gains) losses(1)	16,730	16,177
Future income taxes	(16,198)	3,286
Unrealized risk management (gain) loss	664	773
Stock-based compensation	499	2,249
Asset retirement expenditures	(497)	(940)
Non-controlling interest	1,497	1,913
Funds flow from operations	$22,041	$67,589

Change in non-cash working capital	(7,925)	326
Cash flow from operating activities	$14,116	$67,915
(1)	Prior periods have been revised to conform to current period presentation

NET EARNINGS (LOSS) AND ADJUSTED OPERATIONAL EARNINGS (LOSS)

We recognized a net loss of $17.4 million for the three months ended March 31, 2009, as compared to net earnings of $1.6 million during the first quarter of 2008. The loss is largely attributable to the impact of lower commodity prices and production volumes and an unrealized foreign exchange loss of $16.0 million recognized on our US dollar denominated senior notes.

Adjusted operational earnings (loss) is a non-GAAP measure that adjusts net earnings (loss) by non-operating items that reduce the comparability of our underlying financial performance between periods.  These non-operating items, that are primarily of a non-cash nature or one-time non-recurring items, have been excluded in determining adjusted operational earnings. The following reconciliation has been prepared to provide investors with information that is more comparable between periods. Non-operational items have been adjusted for the impact of tax.

Summary of Adjusted Operational Earnings (Loss)(1)
Three months ended March 31, ($000s, except per share amounts)	2009	2008

Net earnings (loss), as reported	$(17,368)	$1,619
Non-operational items, after tax
Unrealized foreign exchange and other (gain) loss(2) (4)	14,304	13,790
Unrealized risk management (gain) loss	472	543
Stock-based compensation (3)	354	1,586
Strategic review and restructuring	-	1,810
Adjusted operational earnings	$(2,238)	$19,348
Per share: basic	$(0.02)	$0.15
diluted	$(0.02)	$0.15
(1)	Adjusted operational earnings was referred to as adjusted net earnings from operations or operating earnings in prior filings
(2)	Includes foreign exchange (gain) loss on the translation of US$ debt and marketable securities valuation (gain) loss
(3)	Excludes compensation costs related to the Restricted Share Unit Plan
(4)	Prior periods have been revised to conform to current period presentation

PRODUCTION & REVENUE

Three months ended December 31,	2009	2008	Change

Average production
Natural gas (mmcf/d)	117	170	(31%)
Liquids (bbls/d)	3,655	5,009	(27%)
Total (boe/d)	23,194	33,274	(30%)

Benchmark prices
AECO ($/GJ)
Monthly index	$5.34	$6.75	(21%)
Daily index	$4.66	$7.49	(38%)
WTI (U.S.$/bbl)	$43.08	$97.85	(56%)
Edmonton sweet light ($/bbl)	$49.50	$97.44	(49%)

Realized prices (1)
Natural gas ($/mcf)	$5.18	$7.48	(31%)
Liquids ($/bbl)	$38.35	$94.97	(60%)
Total ($/boe)	$33.01	$53.07	(38%)

Revenue ($000s) (1)
Natural gas	$54,609	$115,422	(53%)
Liquids	14,290	45,277	(68%)
Total	$68,899	$160,699	(57%)
(1)	Prior periods have been revised to conform to current period presentation

Overall production in the first quarter of 2009 fell 30% from the same period in 2008. Natural gas volumes decreased 31%, while liquids production decreased 27% from 2008. The decrease in our quarterly volumes is attributable to natural declines and the sale of 4,100 boe/d of production associated with certain non-core assets sold during the third quarter of 2008. Production for the quarter declined 6.7% from the fourth quarter of 2008 as a result of natural declines with minimal new production being place on-stream as the result of reduced drilling programs.

Revenue decreased by 57% over the first quarter of 2009 due to lower realized natural gas and liquids prices and reduced production volumes.

Periodically we enter into financial instrument contracts to hedge against price volatility. Realized commodity prices, as reported in the MD&A, are before any hedging gains or losses.

ROYALTIES

Three months ended March 31, ($000s, except where noted)	2009	2008	Change

Crown royalties	$10,310	$29,126	(65%)
Other royalties	1,730	4,361	(60%)
Net royalties	$12,040	$33,487	(64%)

Percentage of revenues	17.5%	20.8%	(16%)

The Alberta royalty structure is based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates.  On January 1, 2009, new royalty rates from the Alberta government’s New Royalty Framework (NRF) came into effect. The NRF established new royalty rates for conventional oil, natural gas and bitumen that are linked to commodity prices, well production volumes, well depth relating to gas wells and, oil quality relating to oil wells. Subsequently, the government has made certain concessions due to the uncertain economic environment.  The direct impact on the Company is that overall royalty rates during the first quarter of 2009 decreased by 16% compared to 2008.

OPERATING EXPENSES

Three months ended March 31,	2009	2008	Change

Operating expenses ($000s)	$21,490	$28,842	(25%)
Operating expenses per boe ($/boe)	$10.29	$9.53	8%

Operating expenses for the first quarter of 2009 decreased by 25% from the first quarter of 2008 as a result of reduced production levels. On a per boe basis, operating expenses increased 8% over the first quarter of 2008 partially due to higher costs for road maintenance in 2009 from poorer winter conditions as compared to 2008. Operating costs on a per boe basis decreased $2.41 per boe in the first quarter of 2009 as compared to the fourth quarter of 2008. Fourth quarter 2008 operating costs included an accrual of $3.8 million for processing fee adjustments at non-operated facilities. Excluding this one-time accrual, first quarter operating costs decreased $0.75 per boe from the fourth quarter of 2008 as a result of lower energy costs and the Company’s emphasis on cost reductions.

TRANSPORTATION

Three months ended March 31,	2009	2008	Change

Transportation costs ($000s)	$1,483	$2,254	(34%)
Transportation costs per boe ($/boe)	$0.71	$0.74	(4%)

Transportation expenses for the first quarter of 2009 fell by 34% over the first quarter of 2008 as a result of reduced trucking requirements associated with lower oil volumes.

GENERAL & ADMINISTRATIVE EXPENSES

Three months ended March 31, ($000s, except where noted)	2009	2008	Change

General and administrative expenses	$9,142	$12,054	(24%)
Capitalized general and administrative expenses	(1,129)	(2,458)	(54%)
Operator recoveries	(1,356)	(674)	101%
Total general and administrative expenses	$6,657	$8,922	(25%)

General and administrative per boe ($/boe)	$3.19	$2.95	8%

General and administrative expenses (G&A) decreased by 25% in the first quarter of 2009 compared to 2008, primarily as a result of decreased personnel costs and lower consulting fees.  On a per boe basis, G&A increased 8% as a direct result of reduced production volumes.  Compared to the fourth quarter of 2008, first quarter G&A expenses decreased by approximately $2 million or $0.59 per boe primarily as a result of lower personnel costs.

STRATEGIC REVIEW & RESTRUCTURING EXPENSES

Three months ended March 31	2009	2008

Strategic review costs ($000s)	-	$2,568
Strategic review costs per boe ($/boe)	-	$0.85

The strategic review process undertaken in 2008 was completed during the year and no further costs associated with the process were incurred in 2009. Additionally, all costs relating to the restructuring process initiated in 2008, subsequent to the strategic review, were recognized at year-end.  The 2008 costs included, among others, consulting and advisory fees, legal fees, and costs relating to employee retention and severance.

INTEREST & FINANCE CHARGES

Three months ended March 31, ($000s, except where noted)	2009	2008	Change

Interest on bank debt, net	$2,053	$6,458	(68%)
Interest on Senior Notes	11,173	8,980	24%
Interest expense	$13,226	$15,438	(14%)
Finance charges	691	413	67%
Total interest and finance charges	$13,917	$15,851	(12%)
Total interest and finance charges per boe ($/boe)	$6.67	$5.23	28%

Although increasing on a per boe basis due to reduced production volumes, total interest and finance charges relating to bank debt in 2009 decreased by 68% as a result of reduced borrowings on our revolving credit facility and an overall reduction in interest rates. Interest charges payable in US dollars on our Senior Notes have increased by 24% due to the weakening of the Canadian dollar relative to the US dollar over this time period.

Effective interest rates on a weighted average debt basis are presented below.

Weighted average debt
($000s, except where noted)	March 31, 2009	Dec. 31, 2008	Change

Bank debt	$306,056	$376,276	(19%)
Effective interest rate	2.68%	5.36%	(50%)

Senior notes (US$)	$450,000	$450,000	-
Effective interest rate	8.15%	8.15%	-

Interest on our senior unsecured notes is payable in US dollars at a fixed annual coupon rate of 7.625%. This equates to interest costs of US$34.3 million per year relating to the notes.

NETBACKS

Three months ended March 31, ($/boe)	2009	2008	Change

Realized price (1)	$33.01	$53.07	(38%)
Realized commodity hedge gain (loss)	4.63	0.20	-
Royalties	(5.77)	(11.06)	(48%)
Operating expenses	(10.29)	(9.53)	8%
Transportation	(0.71)	(0.74)	(4%)
Field netback	$20.87	$31.94	(35%)

General and administrative	(3.19)	(2.95)	8%
Interest	(6.67)	(5.23)	28%
Funds flow netback	$11.01	$23.76	(54%)
(1)	Prior periods have been revised to conform to current period presentation

Field netback represents petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a unit of production basis. Funds flow netback represents field netback less general and administrative costs and interest costs. Field netback decreased by 35% for the first quarter of 2009 compared to the year prior primarily as a result of the 38% reduction in realized commodity prices.

RISK MANAGEMENT

Three months ended March 31, ($000s)	2009	2008

Commodity contracts
Realized (gain) loss	$(9,655)	$(611)
Unrealized (gain) loss	768	27,097
Foreign currency contracts
Realized (gain) loss	-	-
Unrealized (gain) loss	(104)	(26,324)
Total risk management (gain) loss	$(8,991)	$162

Realized (gain) loss	$(9,655)	$(611)
Unrealized (gain) loss	664	773
Total risk management (gain) loss	$(8,991)	$162

Our financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/U.S. dollar exchange rate.  We utilize various financial instruments for non-trading purposes to manage and mitigate our exposure to these risks.  Our financial instruments are not designated for hedge accounting and accordingly are recorded at fair value on the consolidated balance sheets, with subsequent changes recognized in consolidated net earnings (loss) and other comprehensive income.

Financial instruments utilized to manage risk are subject to periodic settlements throughout the term of the instruments.  Such settlements may result in a gain or loss, which is recognized as a realized risk management gain or loss at the time of settlement.

The mark-to-market values of financial instruments outstanding at the end of a reporting period reflect the values of the instruments based upon market conditions existing as of that date.  Any change in the fair values of the instruments from that determined at the end of the previous reporting period is recognized as an unrealized risk management gain or loss.  Unrealized risk management gains or losses may or may not be realized in subsequent periods depending upon subsequent moves in commodity prices, interest rates or exchange rates affecting the financial instruments.

On March 31, 2009, Compton had the following foreign exchange contract in place:

Contract	Amount USD ($000s)	Rate	Amount CDN ($000s)	Term

Currency	$ 3,000	1.2250	$ 3,675	June 1, 2009

The following table outlines commodity hedge transactions in place at May 11, 2009 and no transactions have been entered into subsequent to 2008:

Commodity	Term	Amount	Price	Index

Natural gas
Collars	April 2009 - Oct. 2009	15,000 GJ/d	$6.25 - $7.18	AECO

DEPLETION & DEPRECIATION

Three months ended March 31,	2009	2008	Change

Total depletion and depreciation ($000s)	$35,558	$41,807	(15%)
Depletion and depreciation per boe ($/boe)	$17.03	$13.81	23%

Depletion and depreciation expense decreased by 15% due to lower production volumes in the first quarter of 2009 as compared to the year prior. On a boe basis, the increase in depletion and depreciation reflects the increase in finding, development and acquisition costs that have been experienced over the past few years as the result of a general increase in the cost of goods and service.

FOREIGN EXCHANGE & OTHER GAINS AND LOSSES

Three months ended March 31, ($000s)	2009	2008

Foreign exchange (gain) loss on translation of US$ debt	$16,020	$17,910
Other foreign exchange (gain) loss	212	(5)
Marketable securities valuation (gain) loss	506	(1,733)
Total foreign exchange and other (gains) and losses	$16,738	$16,172

The foreign exchange loss recognized on the consolidated statements of earnings resulted primarily from the translation of our U.S. dollar denominated senior notes into Canadian Dollars. The senior notes are translated and recorded in the financial statements at the period end exchange rate, with any differences from prior periods being recognized as an unrealized foreign exchange gain or loss.

INCOME TAXES

Income taxes are recorded using the liability method of accounting.  Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability.  Note 11 in the financial statements details the calculation of the provision for the period.  The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate.  The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.

A future income tax recovery of $16.2 million was recognized in the first three months of 2009, resulting primarily from the loss recognized in the quarter as well as the effect of reductions in the federal corporate tax rates substantively enacted in the second and fourth quarters of 2007.

CAPITAL EXPENDITURES

Three Months Ended March 31, ($000s)	2009	%	2008	%

Land and seismic	$2,216	13%	$6,104	6%
Drilling and completions	7,590	46%	65,776	65%
Production facilities and equipment	6,837	41%	29,068	29%
Sub-total	$16,643	100%	$100,948	100%
Property acquisitions (divestitures) net	-		10,518
Sub-total	$16,643		$111,466
MPP	(5)		61
Total capital expenditures	$16,638		$111,527

The decline in commodity prices has adversely impacted economic returns on the majority of our drilling projects; most field activities have been deferred until commodity prices improve.  As a result, capital spending, before acquisitions and divestments during the first quarter of 2009 decreased by 84% compared to the comparable period in 2008. We drilled nine wells in the first quarter of 2009 as compared to 99 wells drilled during the first quarter of 2008.

Until such time as improved commodity prices and/or reductions in goods and service costs allow us to achieve internal rate of return objectives, the majority of our field activities will focus on optimizing production from existing wells.

IV.    LIQUIDITY & CAPITAL RESOURCES

It is not possible to predict, with any degree of confidence, future commodity prices given the current economic environment and uncertainties relating to the depth and duration of the existing global recession and its impact on the demand for natural gas and crude oil.  Should current conditions continue for an extended period, internally generated funds flow from operations will be affected and will impact our ability and timing to develop proved and probable undeveloped reserves necessary to maintain or achieve production growth. Additionally, should these conditions continue the borrowing base of our credit facilities and compliance with debt covenants could be affected.

CAPITAL STRUCTURE

We manage our capital structure, as outlined below, to support our current and future business plans. We may adjust this structure through modifying capital programs, altering debt levels, disposing of assets and issuing equity, as circumstances dictate.

($000s, except where noted)	As at Mar. 31, 2009		As at Dec. 31, 2008		Change

Adjusted working capital deficit (1)	$2,075		$44,020		(95%)
Bank debt	330,000		290,000		14%
Senior term notes	567,090		551,070		3%
Total indebtedness	$899,165		$885,090		2%

Shareholders’ equity	$817,620		$834,690		(2%)

Debt to adjusted EBITDA (2) (3)	3.4	x	2.9	x	17%
Debt to total capitalization (2)	52%		51%		2%
(1)	Adjusted working capital excludes risk management items and related future income taxes
(2)	Excludes risk management items net of related future income taxes
(3)	Based on trailing 12 month adjusted EBITDA

Of our total indebtedness, 63% is comprised of senior term notes that mature on December 1, 2013.

WORKING CAPITAL

Excluding the impact of current risk management assets and liabilities, we had an adjusted working capital deficit of $2.1 million at March 31, 2009, as compared to a deficit of $44.0 million as at December 31, 2008. The reduced deficit is due to a decrease in accounts payable resulting from the decrease in field activities and reduced capital expenditures. As is typical in the oil and gas industry, there is not a direct correlation between amounts receivable from the sale of production and trade payables, which results from operational activities that vary seasonally and also with activity levels. This will result in fluctuations in working capital and often result in a working capital deficit. We anticipate that we will continue to meet the payment terms of suppliers.

BANK DEBT

Our bank debt consists of a syndicated extendable, revolving credit facility with a current authorized limit of $500 million. Certain syndicate members representing $90 million of the authorized amount have elected not to extend their participation beyond the facility term date of July 2, 2009.

The scheduled annual review of the facility is currently ongoing and if not extended, amounts then outstanding under the facility are due July 3, 2010. Additionally, should the four remaining syndicate members, three of which are Canadian chartered banks, not increase their participation or no new syndicate participants be secured, the authorized amount would be reduced to $410 million or such other amount as the syndicate may determine.

The facility is a borrowing based facility with the borrowing base being determined by the syndicate based primarily on year end reserves and giving effect to the banks’ commodity price assumptions. As at March 31, 2009, we have drawn $330 million on the facility.  The amount that may be drawn on the syndicated facility is limited by a provision contained in the Trust Indenture relating to our Senior Notes.  A preliminary calculation at March 31, 2009 indicates that drawings on our secured debt may be limited to approximately $392 million as a result of this provision.

SENIOR TERM NOTES

Our senior term notes are payable in US dollars and are translated into Canadian Dollars at the period end, at the then prevailing exchange rate. Any change from the prior period is recognized as an unrealized exchange gain or loss and decreases or increases the carrying value of the notes. At March 31, 2009, the carrying value of the notes increased by $16.0 million from December 31, 2008 as a result of the unrealized loss on translation at March 31, 2009.

CONTRACTUAL OBLIGATIONS

As part of our normal business, we have entered into arrangements and incurred obligations that will impact our future operations and liquidity, some of which are reflected as liabilities in the consolidated financial statements.  The following table summarizes all our contractual obligations as at December 31, 2008.

	Payments Due by Period
($000s)	2009	2010	2011	Thereafter	Total

Bank debt	$-	$330,000	$-	$-	$330,000
Senior term notes	-	-	-	567,090	567,090
Operating leases	18,193	7,426	2,391	1,009	29,019
Office facilities	5,382	8,747	8,000	60,036	82,165
MPP payments	9,438	9,572	9,572	22,335	50,917
Total	$33,013	$355,745	$19,963	$650,470	$1,059,191

We intend to extend the term of our bank debt and therefore repayment of the facility, although included in the schedule of contractual obligations, is not expected to occur.

V.     OUTLOOK

Continuing reduced demand for crude oil and natural gas and the resulting low commodity prices is challenging the industry, including Compton, in terms of project economics, revenue and funds flow from operations. Consistent with our commitment to limit capital spending to funds generated from operations, and in light of the current circumstances, we announced our revised 2009 plans and guidance on April 8, 2009. In general, we intend to assume a more defensive posture during these uncertain times. The following represents our revised guidance for 2009:

2009

Average daily production (boe/d)	20,500 - 21,500
G&A expenses ($ millions)	$28 - $29
Operating costs ($ millions)	$90 - $95
Funds flow from operations ($ millions)	$60 - $70
Capital expenditures ($ millions)	$40

Compton’s guidance is based on average 2009 forecast prices of $4.90 per mcf of natural gas (AECO) and $64.00 per barrel of crude oil (Edmonton Sweet Light). A $0.25 per mcf change in natural gas prices is expected to result in an $8.4 million change in funds flow from operations, and a $1.00 per boe change in crude oil prices is expected to result in a $0.4 million change in funds flow from operations.

We have initiated a corporate restructuring process with a concentrated emphasis on continued capital efficiencies and reducing our internal cost structures. Due to these initiatives, we expect to recognize a gross savings in G&A expenses of approximately $9 million, before recoveries and amounts capitalized, in comparison to 2008.

From an operations standpoint, our current focus will be on asset optimization and evaluation of opportunities within our existing asset base to position the organization for successful development once commodity prices rebound. We have achieved considerable success using multi-stage fracture technology combined with horizontal wells drilled into tight natural gas formations over the past year. Funds allocated to drilling during 2009 are expected to be focused primarily towards the application of this technology at our Niton and Hooker properties in Alberta, provided that required rate of return hurdles are met for each project.

We are progressing with the preliminary evaluation of various options for change to our capital structure, including farm-ins, asset sales and additional debt and/or equity capital. We will communicate initiatives that are focused on strengthening Compton’s capital structure and generating value for shareholders once they have been finalized.

VI.    CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes during the quarter ended March 31, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

VII.   RISK

BUSINESS RISKS

We are engaged in the exploration for, and development and production of natural gas, natural gas liquids and crude oil.  Our operations are inherently risky and there is no assurance that hydrocarbon reserves will be discovered or produced economically. Operational risks include reservoir performance uncertainties, mechanical risks, environmental factors, regulatory issues and safety concerns.

FINANCIAL RISKS

We are also exposed to financial risks including fluctuations in commodity prices, currency exchange rates, interest rates, credit ratings, and changing cost structures due to shifts in market conditions. These financial risks have been compounded by the current economic environment and global recession including disruptions to financial institutions and credit markets, reduced demand for natural gas and crude oil, and commodity price declines.

Substantial capital expenditures are required to develop and produce our petroleum reserves. Given current market conditions, there can be no assurance that debt or equity financing or funds generated from operations will be sufficient to meet these requirements on a timely basis. Should debt or equity financings be available they may not be on terms acceptable to the Company. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company’s financial position, its operating results and its prospects.

Where possible, we take specific measures to manage these risks, particularly those impacting funds flow from operations.

A more detailed discussion of risk factors is presented in our most recent Annual Information Form and is available on www.sedar.com.

VIII. ADDITIONAL DISCLOSURES

On January 1, 2009, we adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets”. The new section establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets, and replaces the existing Handbook Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Intangible assets associated with the exploration and development of oil and gas assets are specifically excluded under the new standard.  The adoption of this standard has had no material impact on the Company’s consolidated financial statements.

In February 2008, the CICA’s Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit orientated Canadian public enterprises. Compton will be required to report in accordance with IFRS beginning in 2011.

The Company is developing a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information. To date, we have completed an initial identification of the major differences between IFRS and Canadian GAAP as related to the Company. We are now moving forward with an analysis of accounting policy alternatives and an assessment of the impact on business processes, internal controls, information systems and business management for the material differences identified.

Compton will update its IFRS changeover plan to reflect new and amended accounting standards as may become known. As IFRS is expected to change prior to 2011, the impact of IFRS on the Company’s Consolidated Financial Statements is not reasonably determinable at this time.

IX.    QUARTERLY INFORMATION

The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters.

	2009	2008				2007
($millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total revenue (1)	$69	$105	$158	$187	$161	$128	$112	$124
Funds flow from operations(1)	$22	$20	$91	$77	$68	$48	$37	$46
Per share - basic	$0.18	$0.17	$0.70	$0.59	$0.52	$0.37	$0.28	$0.36
- diluted	$0.18	$0.16	$0.69	$0.58	$0.51	$0.37	$0.28	$0.34
Net earnings	$(17)	$(96)	$60	$(9)	$2	$50	$20	$45
Per share - basic	$(0.14)	$(0.74)	$0.46	$(0.07)	$0.01	$0.39	$0.15	$0.35
- diluted	$(0.14)	$(0.74)	$0.46	$(0.07)	$0.01	$0.38	$0.15	$0.34
Adjusted operational earnings(1)	$(2)	$(9)	$20	$25	$19	$10	$2	$7
Production
Natural gas (mmcf/d)	117	125	130	150	170	167	135	130
Liquids (bbls/d)	3,655	4,113	4,323	5,643	5,009	4,818	7,954	7,199
Total (boe/d)	23,194	24,868	26,006	30,557	33,274	32,646	30,440	28,918
Average price
Natural gas ($/mcf)	$5.18	$6.99	$8.75	$9.42	$7.48	$6.00	$5.23	$6.92
Liquids ($/bbl)	38.35	60.60	124.05	110.37	94.97	77.60	61.91	60.49
Total ($/boe)	$33.01	$45.79	$64.08	$67.18	$53.07	$41.94	$38.56	$47.94
(1) Prior periods have been revised to conform to current period presentation

Fluctuations in quarterly results are due to a number of factors, some of which are not within the Company’s control such as seasonality and exchange rates. Continued depressed commodity prices and lower production volumes due to asset sales contributed to decreased revenues starting in the third quarter of 2008. Seasonality of winter operating conditions results in production increases that are typically higher in the third and fourth quarters.

Funds flow from operations and adjusted operational earnings were negatively affected in the fourth quarter of 2008 by one-time non-recurring strategic review and restructuring costs. Increases in the U.S. dollar against the Canadian dollar during the past six months had the effect of decreasing net earnings.